Exhibit 12.1

VIVENDI UNIVERSAL

RATIO OF EARNINGS TO FIXED CHARGES

				Three months
	Years ended			ended
	December 31,			March 31,

	2002	2001	2000	2003	2002

	(in millions of Euros)
EARNINGS	952	3,602	3,324	737	638
FIXED CHARGES	1,771	1,770	1,359	228	432

EARNINGS TO FIXED CHARGE RATIO	NA	2.04	2.45	3.23	1.48
DEFICIENCY	(819)	NA	NA	NA	NA
(A) FIXED CHARGES
(a) Financial Expenses, net	1,333	1,455	1,288	180	355
(a) Capitalized Interest expense	61	56	3	14	14
(b) Amortization of premiums, discounts, capitalized interest related to the indebtedness	160	42	30	9	9
(c) estimate of interest expense within rental expense	217	217	38	25	54
(d) preference security dividend requirements of consolidated subs.	—	—	—	—	—

FIXED CHARGES	1,771	1,770	1,359	228	432
(B) EARNINGS
(a) Pre tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(954)	1,867	1,938	518	215
(b) fixed charges	1,771	1,770	1,359	228	432
(c) amortization of capitalized interest	17	21	—	5	5
(d) distributed income of equity affiliates	179	—	30	—	—
(e) share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

	1,013	3,658	3,327	751	652
(a) interest capitalized	(61)	(56)	(3)	(14)	(14)
(b) preference security dividend per above	—	—	—	—	—
(c) minority interest in pre-tax income of subs that have not incurred charges	—	—	—	—	—

EARNINGS	952	3,602	3,324	737	638